FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/28/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes__ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Annual General Shareholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raúl Darderes
Name: Raúl Darderes
Title: Secretary to the Board of Directors

Dated: April 28, 2009

Ternium Announces Annual General Shareholders' Meeting

LUXEMBOURG--(Marketwire - April 28, 2009) - Ternium S.A. (NYSE: TX) announced today that its annual general shareholders' meeting will be held on Wednesday, June 3, 2009, at 2:30 p.m. C.E.T., at the Company's registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. Each holder of Ternium ADSs as of April 29, 2009, is entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder's ADSs.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company's 2008 annual report (which includes the Company's consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the Company's annual accounts as at December 31, 2008, together with the board of directors' and the independent auditors' reports thereon), will be made available beginning on May 5, 2009, on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1 800 555 2470 (toll free if you call from the United States) or +1 267 468 0786. These documents will also be made available free of charge beginning on May 5, 2009 at the Company's registered office in Luxembourg.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has annual production capacity of approximately 9 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

Sebastián Martí
Ternium - Investor Relations
USA +1 (866) 890 0443
Mexico +52 (81) 8865 2111
Argentina +54 (11) 4018 2389
www.ternium.com